

June 10, 2014

Stephen Trundle
President and Chief Executive Officer
Alarm.com Holdings, Inc.
8150 Leesburg Pike
Vienna, VA 22182

> **Re: Alarm.com Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2014**
> **CIK No. 1459200**

Dear Mr. Trundle:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Prospectus Summary

3.   It appears that a small number of your significant shareholders will be able to exert significant influence or control over your operations. Please provide disclosure of the ownership concentration in an appropriate place in your Summary and include a risk factor highlighting the effects of such ownership on your operations, business strategy, and other matters requiring shareholder approval.

Overview, page 1

4.   Please provide support for your claim of leadership in the first sentence and elsewhere in your prospectus. Also provide support for you statement:
    - On page 1 that you "have pioneered the development of technology that makes the connected home broadly accessible to consumers and fundamentally changes the way they interact with their homes and businesses";
    - On page 1 that you are "the largest connected home platform";
    - On page 2 that "most properties lack even basic automation and are still manually controlled"; and
    - On page 5 that your "addressable market is nearly every home and small business in the world."

5.   Regarding the industry data and other research you cite in your prospectus by Consumer Perspectives, Parks Associates, IDC, Juniper Research, World Energy Outlook, Gartner, Barnes Buchanan, and Telecommunication Development Bureau tell us whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portion you rely upon and cross-reference them to the statements in the prospectus. Finally, revise your disclosure to include the date of all reports.

Market Opportunity, page 5

6.   You mention that the smart home controller penetration is "largely driven by the mass market adoption of connected home solutions." Please clarify in the following sentence why you believe that the small business market will experience a similar adoption trend.

Summary Consolidated Financial and Other Data, page 13

7.   We note your disclosure on page 49 that the pro forma as adjusted capitalization includes the effects of a deemed dividend upon the conversion of the Series B and B-1 preferred stock, which will increase the net loss allocable to common stockholders in the

calculation of pro form net loss per share. Please revise your pro forma net income per share and pro forma as adjusted balance sheet data disclosures to similarly reflect the deemed dividend and to quantify and describe the deemed dividend adjustment. Please similarly revise your disclosure related to pro forma net income per share presented on pages 54 and F-41.

Risk Factors

We receive a substantial portion of our revenue…, page 22

8.   We note your disclosure on page F-27 under Note 14 regarding the amount of revenue from your 10 largest and your two largest service providers. Please expand your risk factor to include this disclosure. In addition, tell us whether you have any agreements with these two providers, other than a license agreement as referenced below, and expand the disclosure where appropriate.

We have already incurred and expect to incur…, page 30

9.   Please expand or include a separate risk factor to disclose that your credit facility is secured by substantially all your assets, including your intellectual property.

Use of Proceeds, page 46

10.   Refer to the third paragraph. Please clarify the "growth strategies" to which you refer. In addition, disclose the approximate amount of funds to be used for such growth strategies. In this regard, we note from your disclosure on page 42 in the first full risk factor that only "[a] portion" of the net proceeds will be used for general corporate purposes. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 56

11.   Please enhance the disclosure in this section to include a discussion of the material challenges on which you are most focused and the actions you are taking to address those challenges. Refer to Section III.A. of Release 33-8350.

Key Metrics, page 58

12.   Please tell us what consideration you gave to disclosing the number of subscribers and renewal rates for both residential and commercial properties, given they may have different attributes. For example, you disclose on page 24 that renewal rates for residences are affected when residents move. Small business renewals, on the other hand, are affected by dissolution of the business.

Subscription Revenue, page 60

13. Please disclose why you expect that "the majority of [y]our new subscribers will be standard subscribers." Likewise, disclose why you expect IPO subscribers to increase.

Business

Overview, page 85

14. The disclosure in this section appears to emphasize the use of your products in the home. For example, all but one of the bullet points on page 86 describe the use of your solutions in residences. In addition, the Consumer Perspectives and Juniper Research reports you cite on page 86 relate to home automation. Please provide more robust disclosure of the small business market and the way that your products are tailored to small businesses. Investors should be able to assess the importance of the small business market to your business.

Growth Strategy, page 92

15. Here or in another part of your "Business" section please describe the reason for the acquisition of EnergyHub and how such an acquisition relates to your growth strategy. Also describe any material continuing obligations.

Service Provider Network, page 100

16. Please revise the last sentence in this section. You mention twice that Vivint was responsible for greater than 10% of your revenue for 2011.

17. You disclose in the risk factor on page 21 that a service provider may offer its own home automation product, for which you will generate license revenue. Please tell us what consideration you gave to providing a description of this agreement, including an explanation of how you generate revenue under such an agreement.

Our Competition, page 101

18. Refer to the last paragraph in this section. Please also disclose and explain the negative factors pertaining to your competitive position. Refer to Item 101(c)(1)(x) of Regulation S-K.

Our Intellectual Property, page 102

19. You disclose elsewhere that you have "over 20 patents." Please reconcile this disclosure to the information in the second paragraph in this section.

Principal and Selling Stockholders, page 128

20.   In footnote (1) on page 129, please disclose the names of the "eight other individuals" that share voting and dispositive power over the shares in the table.

21.   In footnotes (1), (2), (9), and (10) you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

Shares Eligible for Future Sale

Lock-Up Agreements, page 139

22.   Refer to the fourth paragraph on page 139. With a view to disclosure, please tell us the number of shares that are restricted as a result of the market stand-off provisions but are not covered by the investors' rights agreement or options agreements. Also tell us what consideration you gave to filing the agreements covering these shares.

Underwriting, page 144

23.   You state in the third paragraph that underwriters can buy additional shares from the company and the selling stockholders. This is inconsistent with the disclosure in your prospectus cover page, which states that the underwriters can buy from Alarm.com. Please reconcile.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-10

24.   We note that you sell hardware to distributors who resell the hardware to service providers. Please revise to disclose whether payments from distributors are contingent on the subsequent sale to service providers. In addition, revise to clarify return and any other provisions related to hardware sales to distributors, such as the return policy disclosed on page 76.

25.   We note your disclosure page F-11 that the purchase of hardware occurs in a transaction that is separate and typically in advance of the purchase of your platform services. Please revise to disclose whether the payment from, or right to receive refunds by service providers, is contingent on the resale of hardware to end users. As the hardware enables access to your cloud-based platform, revise to describe the typical timing of the hardware and subscription sales transactions and describe your consideration of these arrangements as multiple element arrangements. Refer to ASC 605-25-25-3.

26.   On page F-12 you disclose that the terms for hardware sales typically allow service providers to return hardware up to one year past the date of original sale. Please revise to clarify how date of original sale is determined for transactions in which the service provider purchased the hardware from a distributor.

27.   We note your disclosure on page 76 that activation fees are not offered on a stand-alone basis separate from subscriptions and are billed and received at the beginning of the subscription arrangement. Please revise to disclose whether or not activation fees are refundable. If activation fees are refundable, please tell us what consideration was given to the impact on determining the period over which you recognize the revenues.

Note 5. Investments in Other Entities

Cost Method Investment in Connected Home Service Provider, page F-16

28.   Regarding your cost method investments in the service provider in Brazil and the platform partner, please revise to clarify that the fair value of the cost-method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Refer to ASC 325-20-50-1.

Loans to and Investments in a Platform Partner, page F-17

29.   Please revise to describe the nature of the activities of the platform partner and any transactions, such as revenue-generating activities, you engaged in with this entity outside of your investments and loan. Revise to describe the reasons for the company entering into the investment and loan transactions with the platform partner.

30.   Regarding the January 2013 investment in the convertible preferred shares you disclose that the $0.2 million freestanding option was recorded at fair value and that there has been no adjustment to fair value subsequent to the initial measurement. Please revise to clarify why this option is not measured at fair value on a recurring basis.

Note 8. Other Assets

Loan to a Distribution Partner, page F-21

31. We note your disclosure that the loan to your distribution partner is used to finance the creation of new customer accounts that use your products and services. Please revise to clarify whether the distribution partner is a service provider or a distributor that sells to service providers. Revise to quantify, if significant, the amount of revenues earned from transactions with this distribution partner and whether the terms of sales are consistent with terms typically offered to customers.

32. Please revise to describe the credit quality information related to this loan. Refer to paragraphs 28 through 30 of ASC 310-10-50.

Note 11. Fair Value Measurements, page F-23

33. Regarding the convertible note receivable and automatic conversion features, please revise to describe the valuation techniques and inputs used to develop those measurements. Revise to also provide quantitative information about the significant unobservable inputs used in the fair value measurements and provide a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2.

Item 16. Exhibits and Financial Statement Schedules, page II-3

34. You disclose on page 60 that you entered into a license agreement in November 2013 with one of your largest service providers. Please file a copy of this agreement or tell us why you believe that it is not required to be filed.

35. Your risk factor on page 19 states that you are dependent on your network operations centers. Please tell us what consideration you gave to filing any agreements with your operation centers in Phoenix, Arizona and Ashburn, Virginia.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
Eric Jensen, Esq.
Cooley LLP